

SEC 07001100 IISSION

cM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RUAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Grand Avenue, 3300 Ruan Center
(No. and Street)

Des Moines (City) IA (State) 50309 (Zip Code)

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Smith (515) 245-2869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

666 Grand Avenue, Suite 2500 (Address) Des Moines (City) IA (State) 50309 (Zip Code)


RECEIVED
FEB 28 2007
PROCESSING
D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
202
SECTION

OATH OR AFFIRMATION

I, Daniel Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ruan Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title



SHIRLEY A. BROWN
Commission Number 107725
My Commission Expires
5-14-08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
Ruan Securities Corporation:

We have audited the accompanying statement of financial condition of Ruan Securities Corporation (the Company) as of December 31, 2006, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruan Securities Corporation as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

RUAN SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	875,217
Receivable from clearing firm		4,826,407
Accounts receivable		15,000
Risk deposit		99,909
Marketable securities owned, at market value		2,042,273
Equipment, net of accumulated depreciation of $156,131		62,078
Accrued interest receivable		22,818
Prepaid expenses		42,098
Goodwill		1,127,420
	$	9,113,220

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	483,391
Payable to clearing firm		2,063,764
Income taxes payable		71,412
Deferred tax liability		25,000
Total liabilities	$	2,643,567
Stockholders' equity (note 7):		
Preferred stock, $1 par. Authorized 10,000,000 shares; issued none	$	—
Class A common stock, $1 par. Authorized 10,000,000 shares; issued and outstanding 1,745,000 shares		1,745,000
Class B common stock, $1 par. Authorized 10,000,000 shares; issued none		—
Additional paid-in capital		1,153,901
Retained earnings		3,570,752
Total stockholders' equity	$	6,469,653
Commitments and contingencies (notes 4 and 9)		
	$	9,113,220

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Operations

For the year ended December 31, 2006

Revenues:		
Net dealer inventory and investment gains	$	3,893,705
Commissions		94,465
Interest on bond obligations		126,067
Bond underwriting consulting fees		238,891
Other		105,251
	$	4,458,379
Expenses:		
Compensation and employee benefits (notes 5 and 8)	$	3,327,417
Communications (note 5)		24,913
Building and office equipment rental (notes 4 and 5)		185,345
Depreciation		31,032
Dues and publications		103,700
Promotional		58,244
Clearing charges		78,959
Professional fees		20,482
Interest		3,423
Office supplies		16,639
Travel		55,170
Other operating expenses		255,417
	$	4,160,741
Income before income taxes		297,638
Income taxes (note 6)		89,931
Net income	$	207,707

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2006

	Preferred Stock	Class A Common stock	Class B Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2005	$ —	$ 1,745,000	—	$ 1,153,901	$ 3,363,045	$ 6,261,946
Net income	—	—	—	—	207,707	207,707
Balance at December 31, 2006	$ —	$ 1,745,000	—	$ 1,153,901	$ 3,570,752	$ 6,469,653

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Cash Flows

For the year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 207,707
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:	
Depreciation	31,032
Deferred taxes	13,000
Change in assets and liabilities:	
Receivable from clearing firm	(4,812,975)
Risk deposit	(99,909)
Accrued interest receivable	(22,818)
Accounts receivable	11,374
Marketable securities owned, net	(2,042,273)
Prepaid expenses	(362)
Income taxes payable	88,931
Accounts payable and accrued expenses	1,713,492
Cash used in operating activities	(4,912,801)
Cash flows used in investing activities:	
Purchase of equipment	(9,951)
Cash used in investing activities	(9,951)
Net decrease in cash	(4,922,752)
Cash and cash equivalents at beginning of year	5,797,969
Cash and cash equivalents at end of year	$ 875,217
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 3,423
Cash paid during the year for income taxes	55,000

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006

(1) Summary of Significant Accounting Policies and Related Matters

(a) Description of Business

Ruan Securities Corporation (the Company) operates as a fully disclosed, nonclearing registered broker and dealer in securities under the Securities Exchange Act of 1934. Common stock of the Company is owned by BTC Financial Corporation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(c) Accounting for Security Transactions and Valuation

Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities owned are valued at market value.

(d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(e) Underwriting fees

Underwriting fees arise from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized at the time the underwriting is completed and the income is determinable.

(f) Equipment

Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(g) Income Taxes

The Company files consolidated federal and state income tax returns with BTC Financial Corporation. The Company's provision for income taxes is computed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

RUAN SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006

(h) Common Stock

Class B common stock has no voting power, except as otherwise required by law. No dividends are payable on the common stock until all dividends on the preferred stock, if any outstanding, have been paid.

(2) Receivable from and payable to clearing firm

Amounts receivable from the Company's clearing firm at December 31, 2006, consists of $4,500,000 in cash on deposit for future securities transactions and $326,407 related to the completed security transactions for which cash has not been transferred to the Company. Amounts payable to clearing firm of $2,063,764 represents the cost of marketable securities owned at December 31, 2006.

(3) Marketable securities owned

Marketable securities owned consist of $452,841 in obligations of U.S. governments and $1,589,432 in state and municipal obligations. All marketable securities owned are recorded at market value.

(4) Commitments Under Operating Leases

The Company is obligated under operating leases for office space, office equipment, and automobiles (see note 5). Rent expense for office space and office equipment under lease arrangements was $163,741 and $34,377, respectively, for the year ended December 31, 2006. Future minimum lease payments under noncancelable operating leases as of December 31, 2006 were as follows:

Year ending December 31:		
2007	$	219,061
2008		193,889
2009		177,113
2010		174,113
2012		174,113
Thereafter		696,452
Total minimum payments required	$	1,634,741

(5) Related-Party Transactions

The Company leases automobiles from affiliates. Rental expense to these affiliates totaled $26,847 for the year ended December 31, 2006.

The Company pays medical, dental, and long-term disability insurance for its employees through Bankers Trust Company, a company under common control. Insurance expense for the year ended December 31, 2006 was $142,425. In addition, the company paid Bankers Trust Company $2,233 and $10,661 in administrative fees for insurance benefits and the 401(k) retirement plan. Telephone expenses of $19,976 were paid by the Company to Ruan, Inc., a company under common control, for the year ended December 31, 2006. A charitable contribution in the amount of $50,000 was made to World Food Prize, a charitable organization under common control.

RUAN SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2006

(6) Income Taxes

Income tax expense for 2006 consisted of the following:

	2006		
	Federal	State	Total
Current	$ 62,296	32,635	94,931
Deferred	(3,950)	(1,050)	(5,000)
	$ 58,346	31,585	89,931

Total income tax expense for the year ended December 31, 2006 differs from the amount of income tax expense computed by applying the normal United States federal income tax rate of 35% to income before income tax expense. The reasons for such differences were as follows:

	2006
Computed "expected" tax expense	$ 104,173
State income taxes, net of federal taxes	20,530
Tax-exempt interest	(36,724)
Other	1,952
	$ 89,931

Deferred tax liability of $25,000 at December 31, 2006, is a result primarily from temporary differences relating to depreciation expense.

(7) Regulatory Matters

a. Focus Report

The Company's members' equity, as reported in the financial statements, is equal to that reported in the schedule accompanying the financial statements and the amended Form X-17A-5, Parts II and IIA.

b. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6.67% of "aggregate indebtedness," as defined. At December 31, 2006 the Company had a ratio of aggregate indebtedness to net capital of 0.11 to 1 with a minimum net capital requirement of $250,000 and aggregate indebtedness and net capital of $579,803 and $5,118,518, respectively.

(8) Employees' 401(k) Savings Plan

The Company participates in a defined contribution 401(k) plan (the Plan) administered by Bankers Trust Company, a company under common control. The Plan is available to employees who meet certain eligibility requirements. Employees are allowed to contribute up to the maximum allowed (Under 50 years of age - $15,000; Over 50 years of age - $20,000 in 2006) of pretax compensation into the plan. For the plan year ended December 31, 2006, the Company contributed $94,077 to the plan.

Employees are immediately 100% vested in both their contributions and the employer matching contributions.

(9) Commitments

At December 31, 2006, the Company was committed to purchase approximately $1,000,000 and sell approximately $0 of bonds under various commitments. The amount of the commitments did not differ materially from the anticipated fair value of such securities.

(10) Goodwill

The carrying amount of goodwill at December 31, 2006 was $1,127,240. In accordance with FASB Statement 142, *Goodwill and Other Intangibles,* the Company is required to test goodwill for impairment annually. The results of the 2006 test did not require the Company to recognize an impairment loss.

Schedule 1

RUAN SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

December 31, 2006

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	483,391
Income taxes payable		71,412
Deferred tax liability		25,000
Aggregate indebtedness	$	579,803
Net capital:		
Stockholders' equity	$	6,469,653
Deductions and/or charges:		
Nonallowable assets		(1,246,596)
Net capital before haircuts on trading securities		5,223,057
Haircuts on trading securities, computed pursuant to Rule 15c3-1(f)		(104,539)
Net capital	$	5,118,518
Minimum net capital (greater of $250,000 or 6.67% of aggregate indebtedness)	$	250,000
Ratio of aggregate indebtedness to net capital		11%

Schedule 2

Determination of Reserve Requirement Under Rule 15c3-3

December 31, 2006

The Company has elected exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

See accompanying independent auditors' report.

Schedule 3

RUAN SECURITIES CORPORATION

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2006

The Company has elected exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

See accompanying independent auditors' report.

END